Table of Contents

Exhibit 8.1

SUBSIDIARIES OF TAM S.A.

Jurisdiction of
Name	Business name	incorporation

TAM Linhas Aéreas S.A.	TAM Linhas Aéreas	Brazil
Fidelidade Viagens e Turismo Ltda.	TAM Viagens	Brazil
Transportes Aereos del Mercosur S.A.	TAM Mercosur	Paraguay
TAM Capital Inc.	TAM Capital	Cayman Islands
TAM Financial Services 1 Ltd.	TAM Financial 1	Cayman Islands
TAM Financial Services 2 Ltd.	TAM Financial 2	Cayman Islands

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